

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

17th October 2001


02002821

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 JAN 31 AM 8:

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Substantial Shareholder

The UK Listing Authority has today been notified that Jardine Strategic Holdings Limited's ("JSH") interest in JMH decreased from 52.04% to 51.92% as a result of the dilution of interest upon the issue of scrip dividend by JMH on 17th October 2001. JSH's interest was made up as follows:-

	No. of shares	%
JSH	212,214,132	33.71
Jardine Securities Limited	100,460,881	15.96
Clare Investment and Trustee Company Limited	14,219,559	2.26
Total Holding	326,894,572	51.92

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

VIV/Sub-sh/jmh2k10605/p.3